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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-01-57662

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allegheny Investments, LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

811 Camp Horne Road Suite 100

(No. and Street)

Pittsburgh (City) PA (State) 15237 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

SEC Mail Processing
Washington, DC

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S.R. Snodgrass, P.C.

(Name – *if individual, state last, first, middle name*)

2009 Mackenzie Way Ste 100 (Address) Cranberry Township (City) PA (State) 16066 (Zip Code)

CHECK ONE:

- [4] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ralph S. Boyd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allegheny Investments, LTD, as of December 31st, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

Commonwealth of Pennsylvania - Notary Seal
Renea S. Tomasko, Notary Public
Beaver County
My commission expires April 28, 2024
Commission number 1241698
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- [4] (a) Facing Page.
- [4] (b) Statement of Financial Condition.
- [4] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [4] (d) Statement of Changes in Financial Condition.
- [4] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [4] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [4] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [4] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [4] (l) An Oath or Affirmation.
- [4] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLEGHENY INVESTMENTS, LTD.

DECEMBER 31, 2020

SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors
Allegheny Investments, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Allegheny Investments, Ltd. (the "Company") as of December 31, 2020; the related statements of income, changes in stockholders' equity, and cash flows for the year then ended; and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements under 15c3-3 of the Securities and Exchange Commission (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Allegheny Investments, Ltd.'s financial statements. The Supplemental Information is the responsibility of Allegheny Investments, Ltd.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2009.

S. R. Snodgrass, P.C.

Cranberry Township, Pennsylvania
March 26, 2021

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	377,324
Deposits held in accounts with clearing organization		39,703
Equity securities		1,835,843
Receivables from clearing organization		7,440
Other receivables		382,860
Furniture and fixtures - net of accumulated depreciation of $366,092		63,499
Intangible assets - net of accumulated amortization of $176,896		80,665
Prepaid expenses		140,990
Total assets	$	2,928,324

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accrued advisor payout	$	236,121
Accounts payable - related party		1,348,944
Accrued expenses and other liabilities		185,811
Total liabilities	$	1,770,876
STOCKHOLDERS' EQUITY		
Common stock - voting; no par value; 100,000 shares authorized; 1,320 shares issued and 1,254 shares outstanding		150,180
Retained earnings		1,021,699
Treasury stock, 66 shares at cost		(14,431)
Total stockholders' equity	$	1,157,448
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	2,928,324

The accompanying notes are an integral part of the financial statements.

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2020

REVENUES		
Commission and advisory revenue:		
Investment advisory fees	$	3,969,616
Service fees and commissions on investment company shares		2,643,421
Commissions on annuities		1,109,112
Commissions on insurance		88,207
Commissions on partnership interests		64,282
Commissions on securities		24,407
Other Income		
Dividend income		25,041
Interest income		135
Change in fair value of equity securities		(4,653)
TOTAL REVENUES		7,919,568
EXPENSES		
Employee compensation and benefits		6,834,278
Brokerage fees		644,426
Occupancy & equipment		70,360
Communication & technology		72,303
Professional fees		78,356
Advertising		26,342
Travel & entertainment		11,856
Other expenses		157,712
TOTAL EXPENSES		7,895,633
NET INCOME	$	23,935

The accompanying notes are an integral part of the financial statements.

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2020

	Common Stock	Retained Earnings	Treasury Stock	Total
Balance, December 31, 2019	$ 150,180	$ 1,243,764	$ (14,431)	$ 1,379,513
Net income	-	23,935	-	23,935
Distributions	-	(246,000)	-	(246,000)
Balance, December 31, 2020	$ 150,180	$ 1,021,699	$ (14,431)	$ 1,157,448

The accompanying notes are an integral part of the financial statements.

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

OPERATING ACTIVITES		
Net income	$	23,935
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES		
Depreciation		59,274
Amortization		80,665
Change in fair value of equity securities		4,653
(INCREASE) DECREASE IN OPERATING ASSETS		
Purchases and proceeds from the sale of equity securities, net		(24,431)
Receivable from clearing organization		85,773
Other receivables		185,507
Prepaid expenses		(7,375)
INCREASE (DECREASE) IN OPERATING LIABILITES		
Accrued advisor payout		(12,482)
Accounts payable - related party		(1,194,184)
Accrued expenses and other liabiliites		13,355
NET CASH USED IN OPERATING ACTIVITIES		(785,310)
INVESTING ACTIVITIES		
Payments for purchase of intangible assets		(89,161)
NET CASH USED FOR INVESTING ACTIVITIES		(89,161)
FINANCING ACTIVITIES		
Distributions paid		(246,000)
NET CASH USED FOR FINANCING ACTIVITIES		(246,000)
DECREASE IN CASH AND CASH EQUIVALENTS		(1,120,471)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		1,497,795
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$	377,324

The accompanying notes are an integral part of the financial statements.

ALLEGHENY INVESTMENTS, LTD.
NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – Allegheny Investments, Ltd. (the "Company") is an introducing broker-dealer firm, offering access to a wide range of financial products and services, and specializing in consumer-oriented financial planning. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the "Customer Protection Rule"). It does not hold funds or safe keep customer securities. The Company clears securities transactions through National Financial Services, LLC (NFS) on a fully disclosed basis.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments – Investments in equity securities have readily determinable fair values. Realized and unrealized gains and losses on equity securities are included in revenue.

Furniture and Fixtures – Furniture and fixtures are carried at cost, net of accumulated depreciation. Maintenance and repairs are charged to expense as incurred. Upon sale or retirement, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized.

Depreciation – Depreciation is calculated using straight-line and various accelerated methods over the useful lives of the assets.

Assets and their economic lives or recovery period are as follows:

Assets	Economic Lives/ Recovery Period
Furniture and fixtures	3 - 10 years

Depreciation expense for the year ended December 31, 2020, amounted to $59,274.

Intangible Assets – In 2015, the Company began purchasing book of businesses from existing investment advisors. These Intangible assets are amortized straight- line over the remaining useful life of the assets.

		2020
Beginning Balance	$	161,330
Subtract: Amortization		(80,665)
Ending Balance	$	80,665

Cash Flows – For purposes of the Statement of Cash Flows, the Company considers highly liquid investments, purchased with original maturities of three months or less that are not held for sale in the ordinary course of business, to be cash equivalents.

Concentrations of Credit Risk – The Company's principal activities include sales of securities, real estate partnerships, annuities, and insurance contracts with most of the clients located in the western Pennsylvania area. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Receivables – Receivables primarily consist of revenue due to the Company, related primarily to commissions and service fees earned in the last month of the calendar year, being a distributor for various investment and insurance products. The Company has reviewed the accounts receivable, and management considers the balance at year-end to be substantially collectible.

Advertising Costs – The Company's policy is to expense advertising costs in the year in which they occur.

2. REVENUE RECOGNITION

In accordance with ASC Topic 606, the main types of revenue recognized by the Company are as follows:

Service Fees and Commissions on Investment Company Shares - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company enters into arrangements with Investment Companies or Funds (Fund) to distribute or sell shares to investors / customers. The Company may receive service fees paid by the Fund up front, over time, or upon the investors exit from the Fund. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date or during the month in which the investments in the fund are held. The service fee is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are susceptible to factors outside the Company's influence. Since these factors are not determinable until the market value of the fund is known (usually monthly or quarterly) service fees are recognized over the passage of time as the Company has investments in the funds, in the period earned.

Investment Advisory Fees - The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing investment advisory services is satisfied over time because the customer is receiving the benefits as they are provided by the Company. Advisory fee arrangements are based on a percentage applied to the customer's assets under advisement. Advisory fees are received quarterly, semi-annually and (in a few instances) annually and are recognized as revenue at the time they relate specifically to the services provided in that period. Advisory fees collected at the beginning of a service period are deferred and recognized as revenue as the service period elapses.

3. EQUITY SECURITIES

A summary of equity securities at December 31, 2020, is as follows:

	2020
Mutual funds - municipals	$ 1,835,843

4. INCOME TAXES

The Company, with the consent of its stockholders, has elected to have its income taxed as an S Corporation under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in these financial statements.

4. **INCOME TAXES (continued)**

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. There is currently no liability for uncertain tax positions and no known unrecognized tax benefits. The Company recognizes, when applicable, interest and penalties related to unrecognized tax benefits in other expenses on the Statement of Income. The Company's federal and state income tax returns for taxable years ending prior to 2017 are closed for purposes of examination by the Internal Revenue Service and state taxing authorities.

5. **PROFIT SHARING PLAN**

The Company is involved in a joint profit-sharing plan under Section 401(k) of the Internal Revenue Code with the other member of its controlled group. All full-time employees are eligible for the plan, regardless of age or years of service. The Company may, at the discretion of the Board of Directors, make a discretionary contribution into the Plan during the year. The Company's allocated contribution was $209,763 to the plan during the year ended December 31, 2020.

6. **RELATED-PARTY TRANSACTIONS**

The Company has a payable of $1,348,944 to an affiliated corporation for various expenses and distributions that have been allocated between the corporations based on the terms of the expense sharing agreement. Amounts included on the Statement of Income that have been paid by the affiliated organization, and are therefore related party transactions are as follows:

Balance December 31, 2019	$	2,573,494
Cash repayment		(2,984,546)
Distributions		246,000
401k discretionary contribution		209,763
Expenses:		
Employee compensation and benefits		1,318,256
Brokerage fees		6,732
Occupancy & equipment		70,362
Communication & technology		87,766
Professional fees *		(49,557)
Advertising		18,480
Travel & entertainment		3,173
Other Expenses *		(150,979)
Balance December 31, 2020	$	1,348,944

* For expenses in these categories. the expense has been paid by Allegheny Investments rather than affiliated organization. Most of the expense then has been transferred to said affiliated organization, and therefore the result is a negative balance.

7. **OPERATING LEASES**

The Company and an affiliated corporation have entered a seven-year lease for the facilities they currently occupy. The first payment on this lease agreement commenced in October of 2020. The total monthly rental is $55,891 for the first year; $58,680 for the next three years; and $61,557 for the remaining three years. The Company's portion of these rental payments is $6,014 for the first three years; $6,314 for the next three years; and $6,623 for the remaining three years.

7. OPERATING LEASES (continued)

The following is a schedule of the Company's portion of future minimum rental payments required under the above leases as of December 31, 2020:

Year Ended		Amount
2021	$	72,164
2022		75,167
2023		75,765
2024		75,765
2025		78,864
2026 and beyond		172,213

Rental expense amounted to $65,740 for the year ended December 31, 2020.

8. STOCKHOLDERS' EQUITY

The stockholders of the Company entered into an agreement stipulating, among other things, the terms under which the Company's stock can be sold or transferred. The agreement provides that ownership of the Company will be determined by the cumulative gross revenues produced for the Company by each revenue producer at a price determined in accordance with the agreement. The agreement also requires that the Company redeem the shares owned by a stockholder upon death, disability, or retirement if those shares are not purchased by any of the other stockholders.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (Rule 15c3-1), which require the maintenance of minimum net capital and require that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $327,337 which was $209,279 in excess of its required net capital of $118,058. The Company's net capital ratio was 5.41 to 1.

10. LITIGATION

The Company is subject to legal proceedings and claims which have arisen in the ordinary course of its business and have not been fully adjudicated. These actions, when finally concluded and determined, will not, in the opinion of management, have a material adverse effect upon the financial position of the Company.

11. FAIR VALUES OF FINANCIAL INSTRUMENTS

The following disclosures show the hierarchal disclosure framework associated with the level of pricing observations utilized in measuring assets and liabilities at fair value. The three broad levels are defined as follows:

Level I: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II: Pricing inputs are other than the quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities includes items for which quoted prices are available but traded less frequently and items that are fair-valued using other financial instruments, the parameters of which can be directly observed.

Level III: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the use of observable market data when available.

11. FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)

The following table presents the assets reported on the Statement of Financial Condition at their fair value as of December 31, 2020, by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2020			
	Level I	Level II	Level III	Total
Equity Securities:				
Mutual funds- municipals	$ 1,835,843	$ -	$ -	$ 1,835,843

	2020
Total change in fair value of equity securities	$ (4,653)
Less: gains on securities held during the year	-
Plus: losses on securities held during the year	-
Unrealized change on securities held at end of year	$ (4,653)

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument. Equity investment securities are valued based upon quoted market prices.

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract that creates an obligation or right to receive or deliver cash or another financial instrument from or to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

As certain assets such as furniture and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company. Additionally, certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, deposits held in accounts with clearing organization, receivables, payables, and accrued expenses.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company's customer securities transactions are introduced on a fully disclosed basis with NFS. NFS carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein NFS may charge any losses it incurs to the Company. The Company seeks to minimize the risk through procedures designed to monitor the credit worthiness of its customers and ensure that customer transactions are executed properly by NFS.

13. SUBSEQUENT EVENTS

Management has reviewed events occurring through March 26, 2021, the date the financial statements were issued, and no other subsequent events occurred requiring accrual or disclosure.

SUPPLEMENTARY INFORMATION

ALLEGHENY INVESTMENTS, LTD.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

NET CAPITAL		
Total stockholders' equity	$	1,157,448
Less Nonallowable assets:		
Receivables from brokers or dealers		374,847
Furniture and equipment		63,499
Intangible asset		80,665
Prepaid expenses		140,990
TOTAL NONALLOWABLE ASSETS		660,001
NET CAPITAL BEFORE HAIRCUTS		497,447
Haircuts on trading securities - other		(170,110)
NET CAPITAL	$	327,337
AGGREGATE INDEBTEDNESS		
Accounts payable, accrued expenses	$	1,770,876
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement	$	118,058
Minimum dollar net capital requirement	$	50,000
Net capital requirement	$	118,058
Excess net capital	$	209,279
Ratio: Aggregate indebtedness to net capital		5.41 to 1
NET CAPITAL, AS REPORTED IN COMPANY'S UNAUDITED FOCUS REPORT (FORM X 17A 5, PART IIA)	$	535,639
ADJUSTMENTS		
Adjustment to correct Cost Allocation		1,571
Adjustment to record SIPC-7 Payment		(110)
Adjustment to record Discretionary 401k contribution		(209,763)
AUDITED NET CAPITAL	$	327,337

ALLEGHENY INVESTMENTS, LTD.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

Schedule II

All customer transactions are cleared through another broker-dealer on a fully disclosed basis

Name of Clearing firms - National Financial Services

Allegheny Investments, Ltd. is exempt from the reserve requirements under SEC Rule 15c3-3 under paragraph k2ii.